August 21, 2012	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER PURCHASES SURFACE RIGHTS FOR SAN IGNACIO PROJECT

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; "the Company") today announced it has signed a definitive agreement for the purchase of a 100% interest in certain surface rights on its wholly-owned San Ignacio Project (“San Ignacio”) in Guanajuato, Mexico. The surface rights agreement was signed on August 17, 2012 and the title transfer is expected to be completed within two weeks.

A total of 19.4 hectares has been purchased, thereby allowing sufficient space for access to and construction of a portal for the development of a ramp, for waste dumps, and for auxiliary infrastructure. With the acquisition of the surface rights, the Company can now proceed with the application for permits required for the underground development.

Highlights

  Great Panther Silver began actively exploring the San Ignacio Project in 2010 and initiated a diamond drilling program in October of that year, discovering new silver-gold zones with the first drill hole;

  An updated NI 43-101 compliant Mineral Resource Estimate was released in May 2012 resulting in an inferred mineral resource at San Ignacio of 6,894,000 Ag eq oz in 826,000 tonnes at 121g/t Ag and 2.28g/t Au;

  A total of 29,789 metres of drilling have been completed to date on the project and recent drilling has extended mineralization beyond the limits of the current resource; and

  Due to the proximity of San Ignacio to the Guanajuato Mine Complex (20 kilometres by road), any mineral extracted from it will be processed at the Company’s Cata Plant.

Next Steps

  Phase V drill program is being planned consisting of approximately 7,000 metres of drilling including approximately 6,000 metres of detailed infill drilling;

  Permitting is anticipated to be completed by Q1, 2013;

  New portal and ramp construction expected to begin early Q2, 2013;

  First vein development to be extracted by Q4, 2013; and

  Production anticipated to begin to ramp up early in 2014.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com , e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
President & CEO	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.